UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of February 2011
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes   ☐          No   ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes   ☐          No   ☑

     Effective February 11, 2011, Telvent GIT, S.A. (the “Company”) appointed Mr. Javier de la Cuerda Perez as Executive Vice President of Telvent Global Services.
     Since 2005, Mr. de la Cuerda Perez has held various positions in the Company, including a position in Sales and Marketing Management, Head of the Outsourcing Business, and Head of the Solution Center in Telvent Global Services. Prior to joining the Company, Mr. de la Cuerda Perez worked as a Principal Consultant at Equant (France Telecom), as a Business Development Manager at Interxion and as an Information Technology and Organization Manager at GEA Tuchenhagen. Mr. de la Cuerda Perez has a degree in Electronic and Organization Engineering and holds a PhD in International Business Management. He earned a PDG (General Management Program) from IESE Business School in Madrid, Spain and a Masters in Sales Management from the ESADE Business School in Madrid, Spain.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date:	February 18, 2011